UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

02 July 2013
Commission File No. 001-32846

____________________________

CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,

Dublin 22, Ireland.

(Address of principal executive offices)

____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F
X
Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

This report on Form 6-K is deemed to be filed and incorporated by reference in the Registration Statements on Form S−8 (Nos. 333-6040, 333-173246, 333−165870, 333-90808, 333-8720, 333-10430, 333-13308 and 333-103656) of CRH plc, and to be part thereof from the date on which this report has been furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

                                                      D E V E L O P M E N T   S T R A T E G Y   U P D A T E

 2 July 2013

CRH ANNOUNCES FIRST-HALF 2013 ACQUISITIONS AND INVESTMENTS
 BRINGING FIRST-HALF DEVELOPMENT SPEND TO €470 MILLION

CRH plc, the international building materials group, today announces 17 acquisition and investment initiatives undertaken during the first half of 2013. These transactions, together with the acquisition of Cementos Lemona in Spain (acquired as part of the Uniland asset swap announced in February) and net deferred consideration payments, bring development spend for the first half of 2013 to approximately €470 million.   Proceeds to date from divestments and disposals, including the Uniland swap, amount to approximately €185 million.

 Americas - 12 transactions €178 million

Materials: Seven transactions largely focused in the Eastern Region of the United States
• Secured c. 435 million tonnes of strategically located aggregates reserves
• Facilitating production and cost synergies in a number of key states

Products: Four transactions completed
• Added manufacturing facilities in Western Canada, The Carolinas and Pennsylvania
• Strengthened market positions and enhanced North American homecenter profile

Distribution: Complementary bolt-on to our Interior Products (Washington DC, Maryland) business

Europe  - 5 transactions €58 million

Materials: Bolt-on transactions in Northern Ireland and Britain
• Strengthened market presence in core Northern Ireland materials business
• Expanded network of cement import facilities in Britain

Products: Acquired two concrete products manufacturing facilities in Belgium
• Expanded our position in the Belgian pre-stressed concrete market

Distribution: Two General Builders Merchants acquisitions during the period
• Extended branch networks in Belgium (2 branches) and the Netherlands (7)

Commenting on these developments, Myles Lee, CRH Chief Executive, said:
"The Group has continued in 2013 to develop its portfolio across its six main business segments. In particular, the acquisition in March of Expocrete, a major concrete products business in the attractive western Canada market, represents a significant expansion of CRH's Canadian operations.  It brings total Group annualised sales in Canada to euro 315 million and complements our existing North American architectural products business."

Contact at Dublin +353 1 404 1000

Myles Lee                           Chief Executive
Maeve Carton                   Finance Director
Frank Heisterkamp         Head of Investor Relations

CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland    TELEPHONE:  +353.1.4041000     FAX: +353.1.4041007
E-MAIL:  mail@crh.com   WEBSITE:  www.crh.com   Registered Office: 42 Fitzwilliam Square, Dublin 2, Ireland

Americas: €178 million (US$231 million)

Our Americas businesses completed 12 acquisitions in the first half of 2013 at a total cost of €178 million.  Goodwill of €51 million arose on these acquisitions, which add combined annualised sales of approximately €150 million.

Americas Materials

Seven acquisitions were completed in the first half of 2013 at a combined cost of US$58 million (€44 million) significantly strengthening our aggregates position through securing approximately 435 million tonnes of reserves as well as yielding synergies in purchasing, logistics and production.

Northeast: The assets of Dutchess Quarry and Supply Goshen, Orange County, New York comprising 14 million tonnes of owned and permitted reserves together with a crushing plant and two asphalt plants assets, were acquired in March.  The transaction extended our existing Tilcon aggregates business into Orange County and has facilitated the consolidation of our asphalt production operations in the area.

Central: In May we acquired 17 million tonnes of strategically-placed reserves near Ann Arbor, Michigan that will support our local vertically-integrated business.  Also in May, we acquired 70 million tonnes of permitted reserves in Newport, Michigan which will allow us to achieve operating cost synergies through production consolidation.

Mid-Atlantic: The purchase in March of high-calcium limestone reserves in Thomasville, Pennsylvania provides security of supply of this high-grade material for our specialist industrial minerals business in the region. In April, we strengthened our existing vertically integrated position in eastern Kentucky with the acquisition of 34 million tonnes of well-located permitted limestone reserves at a quarry close to the critically important main east-west corridor linking eastern Kentucky and West Virginia. In May, we added 273 million tonnes of reserves in Tucker County, West Virginia expanding the geographical reach of our local paving business, West Virginia Paving, along West Virginia's new Corridor-H Highway.

Northwest: The acquisition in February of selected assets of Cemex in Salem, Oregon, comprising a vertically- integrated aggregates, readymixed concrete, asphalt and construction business is an excellent fit with our existing business in the region.  The operations at our two nearby quarries will be consolidated into the well-located Salem quarry, which has 18 million tonnes of reserves, while the increased scale of the combined asphalt and readymixed concrete operations are generating greater production efficiencies.

Americas Products & Distribution

The Americas Products & Distribution Division completed five transactions during the first half of 2013 at a combined cost of US$ 173 million (€134 million).  Incremental annualised sales resulting from the acquisitions total €129 million.

Building Products

The Building Products group completed four acquisitions in the first-half of 2013.

Expocrete, a manufacturer of hardscape, masonry and precast products with seven manufacturing facilities in the Canadian provinces of Saskatchewan, Alberta, Manitoba and British Columbia, was acquired in March.  Representing an important strategic development for the Building Products group, Expocrete provides immediate leadership positions in several core product lines in the high growth region of Western Canada and enhances our ability to support North American homecenter customers as well as forming the platform for further bolt-on opportunities.

Americas Products & Distribution (continued)

In January, we acquired the assets of Modern Precast Concrete.  Based in Easton, Pennsylvania, the transaction complements our existing dry precast (underground vaults, trench systems) business in the region as Modern's product mix is heavily weighted toward wet utility (manholes, box culverts). This addition enables the enlarged business to capture production efficiencies whilst extending our leadership position in the region.  Harmony Outdoor Living, a manufacturer of modular outdoor living products (fireplaces, grill islands) and acquired in March, provides excellent cross-selling opportunities with our Belgard paver range in this growing segment.  The acquisition in April of certain assets from Cemex in North and South Carolina represents a significant expansion of our masonry business in the Carolinas.  Comprising 12 block and 2 paver plants in addition to 13 resale stores, the assets are a complementary geographic fit with our existing businesses in the region and we expect to generate significant synergies from the consolidation of our operations in this core market.

Distribution

Americas Distribution: In April, we acquired the assets of Eldersburg Supply, a distributor of gypsum wallboard, metal studs and acoustical ceiling tiles.  Operating three branches in Baltimore, Washington DC and Hagerstown, Maryland, this complementary bolt-on to our operations in the region improves our market position and unlocks operational synergies.

Europe: €58 million

In addition to the previously announced acquisition in February of Cementos Lemona in Spain and a related cement importation business in Britain (which were acquired as part of the asset swap in which CRH transferred its 26% stake in Uniland to Cementos Portland Valderrivas), our European segments completed seven transactions at a total cost of €58 million, of which goodwill accounted for €12 million.  These transactions, together with the assets acquired in February, added combined annualised sales of approximately €180 million.

Europe Materials

The readymixed concrete, aggregates and block operations of Cemex in Northern Ireland were acquired in May.  This bolt-on to our Northstone business yields cost synergies in addition to securing 24 million tonnes of strategically-located reserves.  Also in May, the geographic reach of our cement importation business in Britain was expanded with the acquisition of the cement import facilities of the Dudman group, providing new outlets for both our Irish and Spanish cement products.

Europe Products
The acquisition in April of the assets of Echo NV, a manufacturer of pre-stressed hollow core elements operating two plants in the Liège region and serving the residential market, positions the Group as market leader in Belgium's pre-stressed hollow core floors segment.  This bolt-on transaction also complements our already leading position in the reinforced hollow core floor market and furthers the Group's objective to offer a full product range across all prefabricated elements (walls, floors, beams, stairs and blocks).

Europe Distribution

General Builders Merchants: Our Benelux Distribution business completed two General Builders Merchants transactions in January adding nine locations.  Halschoor, located north of Antwerp, Belgium comprises two branches and services the needs of contractors and private house builders.  Van Buren, located in the east of the Netherlands, is a well-established seven-branch builders merchant selling to a wide range of general and specialist contractors. Van Buren's strong local market position is an excellent geographic fit with our General Builders Merchants Benelux business offering an opportunity to realise synergies in purchasing, logistics and administrative functions.

* * * * * * * * *

CRH public limited company
(Registrant)

Date 02 July  2013

By:___/s/Maeve Carton___
M. Carton
Finance Director